As filed with the Securities and Exchange Commission on November 16, 2006.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

ALCATEL

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

France

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lauren K. Boglivi, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3082	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [X]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of Alcatel	1,500,000,000 American Depositary Shares	$5.00	$75,000,000	$8,025.00

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-103885).

EMM-878606_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1(1) to this Registration Statement, which is incorporated herein by reference.

EMM-878606_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	First page of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	First page of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 12, 13 and 17
(iii) The collection and distribution of dividends	Articles number 4, 11, 12, and 17
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12,13,15 and 17
(v) The sale or exercise of rights	Articles number 11, 12 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 15
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 17, 18 and 23
(x) Limitation upon the liability of the depositary	Articles number 11, 17, 19, 21 and 23

3. Fees and Charges	Articles number 6 and 18

Item - 2.

Available Information

Public reports furnished by issuer	Article number 10

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2006 among Alcatel, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1(1).

a-2.

Form of Amended and Restated Deposit Agreement dated as of March 19, 2003 among Alcatel, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1(2).

b.

Form of letter dated March 10, 1997 from the the Depositary to Alcatel relating to pre-release activity. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 16, 2006.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of Alcatel.

By:

The Bank of New York,

As Depositary

By:

Vincent J. Cahill, Jr.

       Vincent J. Cahill, Jr.

       Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, Alcatel has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on November 16, 2006.

ALCATEL

By:  Jean-Pascal Beaufret

        Name:  Jean-Pascal Beaufret

        Title:  Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Jean-Pascal Beaufret and Pascal Durand-Barthez, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 16, 2006.

Serge Tchuruk

Chairman and Chief Executive Officer

Serge Tchuruk

(principal executive officer)

Jean-Pascal Beaufret

Chief Financial Officer

Jean-Pascal Beaufret

(principal financial and accounting officer)

Daniel Bernard

Director

Daniel Bernard

___________________________________

Director

Philippe Bissara

Frank Blount

Director

Frank Blount

Jozef Cornu

Director

Jozef Cornu

Jeanne-Pierre Halbron

Director

Jeanne-Pierre Halbron

___________________________________

Director

David Johnson

___________________________________

Director

Daniel Lebègue

Pierre-Louis Lions

Director

Pierre-Louis Lions

Thierry de Loppinot

Director

Thierry de Loppinot

Bruno Vaillant

Director

Bruno Vaillant

Marc Viénot

Director

Marc Viénot

Steven Sherman

Authorized Representative in the United States

Steven Sherman

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1(1)

Form of Amended and Restated Deposit Agreement dated as of __________, 2006, among Alcatel, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder.

1(2)	Form of Deposit Agreement dated as of March 19, 2003, among Alcatel, The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

2	Form of letter dated March 10, 1997 from the Depositary to Alcatel relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

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